LORD ABBETT GLOBAL FUND, INC.
90 Hudson Street
Jersey City, NJ 07302

April 22, 2013

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Global Fund, Inc. (the “Company”)
File Nos. 033-20309 and 811-05476

Dear Ms. Browning:

Reference is made to Post-Effective Amendment No. 42 to the Company’s Form N-1A Registration Statement filed with the U.S. Securities and Exchange Commission on February 13, 2013 via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

The attached Item 4 summation of the principal investment strategies of the newly established series of the Company reflects changes made in response to the comments you provided in your April 3, 2013 telephone conversation with Brooke A. Fapohunda and Susan D. Lively. As discussed, we will file the Company’s formal comment response letter and Post-Effective Amendment No. 43 to the Company’s Form N-1A Registration Statement with the Commission on or about April 29, 2013.

If you have any questions or further comments, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

Attachment

[1]	Accession No. 0000930413-13-000777.

Principal Investment Strategies (Summary Prospectus)

To pursue its investment objective, under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in emerging market debt securities denominated in local (non-U.S.) currencies and derivative instruments that are intended to provide economic exposure to such debt securities or emerging market currencies. For purposes of the 80% policy, the Fund may invest in any type of debt security issued or guaranteed by emerging market sovereign governments and their political subdivisions, corporate entities that are economically tied to emerging market countries, or derivative instruments that provide exposure to such securities. The Fund considers emerging market countries to include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe.

At its discretion, the Fund may engage in a variety of foreign currency related transactions, including entering into forward foreign currency contracts to hedge against foreign currency fluctuations or to gain exposure to foreign currencies. In addition, the Fund may invest in other derivatives consisting principally of swaps, options, forwards, and futures, for hedging or non-hedging (sometimes referred to as “speculative”) purposes as a substitute for investing directly in emerging market sovereign or corporate debt securities or emerging market currencies. Although the Fund invests principally in securities denominated in local (non-U.S.) currencies, the Fund may invest in securities denominated in the U.S. dollar.

The Fund may invest in all types of emerging markets debt securities and derivative instruments. Currently, the Fund invests in debt instruments consisting principally of government securities, corporate debt securities, senior loans, convertible securities, mortgage-backed and other asset-backed securities, inflation-linked investments, structured notes, hybrid or “indexed” securities, event-linked bonds, and derivatives based on the return of debt securities.

The Fund may invest in securities of any credit quality, maturity, or duration. The Fund may invest up to 100% of its assets in high yield debt securities (commonly referred to as “below investment grade” or “junk” bonds). High yield debt securities are rated BB/Ba or lower (at the time of purchase) by an independent rating agency or are unrated but deemed by Lord Abbett to be of comparable quality. High yield debt securities typically pay a higher yield than investment grade debt securities, but present greater risks, as discussed below.

The Fund is non-diversified, which means it may invest a greater portion of its assets in the securities of a single issuer or guarantor or in the securities of fewer issuers or guarantors than a diversified fund. Under normal market conditions, the Fund will invest in securities issued or guaranteed by governmental or corporate entities from a number of countries throughout the world. However, the Fund may invest all of its assets in the securities of one country, including the U.S., to respond to adverse market conditions.

The Fund may engage in active and frequent trading of its portfolio securities.

The Fund generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons. The Fund seeks to remain fully invested in accordance with its investment objective. The Fund may, however, deviate entirely from the investment strategy described above for temporary defensive purposes. The

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Fund may miss certain investment opportunities if defensive strategies are used and thus may not achieve its investment objective.

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